This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

JPMorgan Single Review Notes linked to The Euro Stoxx® Bank Index, due October 15, 2015

The notes are designed for investors who seek a fixed return that will not be less than 12.70% if the Ending Index Level is at or above the Call Level. If the notes are not called and the Ending Index Level is less than the Initial Index Level by more than 15%, investors will lose more than 15% of their investment and may lose all of their principal amount at maturity.

Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics
Index:	The Euro Stoxx® Bank Index (Bloomber ticker: SX7E) (the 'Index')
Automatic Call	If the Ending Indes Level is greater than or equal to the Call Level, the notes will be automatically called on the Final Ending Averaging Date for a cash payment as described below.
Call Level	100% of the Initial Index Level
Contingent Buffer Amount	15%
Call Premium	12.70%
Payment if Called	If the notes are automatically called on the Final Ending Averaging Date, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount that will not be less than 12.70%* × $1,000.
*The actual percentage will be provided in the pricing supplement and will not be less than 12.70%.
Payment at Maturity:

If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by up to 15%, you will be entitled to the full repayment of your principal at maturity.

If the Ending Index Level is less than the Initial Index Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than 15%, you will lose more than 15% of your principal amount and may lose all of your principal amount at maturity.

Index Return:	(Ending Index Level – Initial Index Level)/(Initial Index Level)
Initial Index Level:	The Index closing level on the Pricing Date
Ending Index Level:	The arithmetic average of the Index closing levels on the Ending Averaging Dates
Ending Averaging Dates:	October 05, 2015, October 06, 2015, October 07, 2015, October 08, 2015, and October 09, 2015 ('Final Ending Averaging Date')
Preliminary Term Sheet:	http://www.sec.gov/Archives/edgar/data/19617/000089109214007035/e60624fwp.htm
Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Return on a Note
For more information about the payments upon an Automatic Call or at maturity in different hypothetical scenarios, see "Hypothetical Payment upon Automatic Call or at Maturity" below.

What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Stocks?

The following table and examples assume an Initial Index Level of $150.00 and a Call Level of $150.00 (equal to 100% of the Initial Index Level).

The table assumes that the call premium used to calculate the call price is 12.70%, regardless of the appreciation of the Index, which may be significant. The actual percentage will be provided in the pricing supplement and will not be less than 12.70%. There will be only one payment on the notes at maturity, whether or not the notes are called. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Risk Considerations
The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.
• Your investment in the notes may result in a loss of some or all of your principal and is subject to the credit risk of JPMorgan Chase & Co.
• The appreciation potential of the notes is limited, and you will not participate in any appreciation in the price of the Index.
• The benefit provided by the Contingent Buffer Amount may terminate on the final Ending Averaging Review Date.
• JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the notes and their interests may be adverse to yours.
• JPMS's estimated value of the notes will be lower than the original issue price (price to public) of the notes.
• JPMS's estimated value does not represent the future values of the notes and may differ from others' estimates
• JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
• The value of the notes as published by JPMS will likely be higher than JPMS's then-current estimated value of the notes for a limited time.
• Secondary market prices of the notes will be impacted by many economic and market factors.
• No interest or dividend payments or voting rights.
• The equity securities included in the Index are concentrated in the banking industry
• Lack of liquidity - JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
• No direct exposure to fluctuations in foreign
• The averaging convention used to calculate the Ending Index Level could limit returns.

Hypothetical Payment upon Automatic Call or at Maturity
Ending Index Level	Index Return	Total Return
270.000	80.00%	$1,127.000
240.000	60.00%	$1,127.000
210.000	40.00%	$1,127.000
180.000	20.00%	$1,127.000
165.000	10.00%	$1,127.000
157.500	5.00%	$1,127.000
150.000	0.00%	$1,127.000
142.500	-5.00%	$1,000.000
135.000	-10.00%	$1,000.000
127.500	-15.00%	$1,000.000
127.485	-15.01%	$849.900
75.000	-50.00%	$500.000
45.000	-70.00%	$300.000
0.000	-100.00%	$0.000

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC ("JPMS") is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No. 333-177923
Dated: September 23, 2014